Exhibit 11
Applied Nanotech Holdings, Inc.
Computation of Loss Per Share

	Three Months ended March 31,
	2014	2013

Computation of loss per common share:

Net loss applicable to common shares	$(441,480)	$(1,374,940)

Weighted average number of common shares	154,425,018	123,137,188

Net loss per common share	$(0.00)	$(0.01)

Computation of loss per common

    share assuming full dilution**

** No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.